SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated December 15, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, December 15, 2021 - IRSA Propiedades Comerciales (NASDAQ:IRCP, ByMA:IRCP), Argentina's leading Commercial Real Estate company, communicates that it has sold and deliver the possession of one medium-height floor of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 1,215 sqm and 12 parking slots located in the building, remaining the deed pending for January 2022.

The transaction amount, that has been already paid, was set at approximately USD 9.2 million (USD/sqm 7,560), including the interior design construction works.

After this transaction, IRSA PC retains its rights for 20 floors of the building with an approximate leasable area of 24,000 sqm, in addition to parking slots and other complementary spaces.

The result of this operation will be recognized in the Company's Financial Statements for the second quarter of FY 2022.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: December 15, 2021